                                                                     Exhibit 2.3



                            STOCK PURCHASE AGREEMENT
                                  BY AND AMONG
                                GFI CAMINUS LLC,
                      A DELAWARE LIMITED LIABILITY COMPANY
                             CAMINUS ENERGY LIMITED,
                             AN ENGLISH CORPORATION
                           DR. NIGEL L. EVANS, Ph.D.,
                                  AN INDIVIDUAL
                                       AND
                         DR. MICHAEL B. MORRISON, Ph.D.,
                                  AN INDIVIDUAL
                                  MAY 12, 1998
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                                TABLE OF CONTENTS

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ARTICLE 1 DEFINITIONS....................................................................   2
ARTICLE 2 PURCHASE AND SALE OF SHARES....................................................   5
         2.1      The Closing; Closing Date..............................................   5
         2.2      Sale and Purchase of Shares............................................   5
         2.3      Payment of Cash Amount.................................................   6
         2.4      Payment of Equity Amount...............................................   6
         2.5      Issuance of Option.....................................................   6
         2.6      Closing Adjustment.....................................................   6
         2.7      Net Worth Adjustment...................................................   7

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE SELLERS..................................   7
         3.1      Existence and Good Standing............................................   7
                  3.1.1    The Company...................................................   7
                  3.1.2    Organizational Documents......................................   8
                  3.1.3    Subsidiaries..................................................   8
         3.2      Capitalization and Title to Shares.....................................   8
         3.3      Authority..............................................................   9
         3.4      No Conflicts...........................................................   9
         3.5      Company Accounts.......................................................  10
         3.6      Transaction Expenses...................................................  10
         3.7      Material Contracts.....................................................  10
         3.8      Intellectual Property..................................................  11
         3.9      Insurance..............................................................  12
         3.10     Labor Relations and Employee Agreements................................  12
                   3.10.1   Compliance.................................................... 12
                   3.10.2   Employment Conditions and Agreements.......................... 13
                   3.10.3   Disclosed Scheme.............................................. 13
         3.11     Payment of Taxes.......................................................  13
         3.12     Books of Account; Bank Accounts........................................  16
         3.13     Condition of Tangible Assets...........................................  16
         3.14     Ownership of Assets....................................................  16
         3.15     Brokers................................................................  17
         3.16     Litigation.............................................................  17
         3.17     Personal Property Leases...............................................  17
         3.18     Real Property Leases...................................................  17
         3.19     Compliance with Laws; Permits..........................................  18
         3.20     Undisclosed Liabilities................................................  18
         3.21     Scope of Representations and Warranties................................  18

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER........................................  18
         4.1      Existence and Good Standing............................................  18
                  4.1.1     The Buyer..................................................... 18
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
                  4.1.2     Organizational Documents...................................... 19
                  4.1.3     Subsidiaries and Operations................................... 19
         4.2      Agreement..............................................................  19
                  4.2.1     Agreement Authorized.........................................  19
                  4.2.2     No Conflict..................................................  19
         4.3      Broker.................................................................  20
         4.4      Capitalization.........................................................  20
         4.5      Transaction Expenses...................................................  20
         4.6      Scope of Representations and Warranties................................  20

ARTICLE 5 TRANSACTION DOCUMENTS; DOCUMENT DELIVERY; COVENANTS............................  21
         5.1      Reliance...............................................................  21
         5.2      Document Delivery......................................................  21
         5.3      Sellers Delivery of Documents..........................................  21
         5.4      Buyer Delivery of Documents............................................  22
         5.5      Covenant Not to Compete................................................  22
         5.6      Delivery of Transaction Documents......................................  22

ARTICLE 6 INDEMNITY......................................................................  22
         6.1      Survival of Representations, Warranties, Agreements and Covenants......  22
                  6.1.1    Sellers.......................................................  22
                  6.1.2    Buyer.........................................................  23
         6.2      The Indemnity Obligation...............................................  23
         6.3      Claims.................................................................  23
                  6.3.1    Notice........................................................  23
                  6.3.2    Third Party Claim Procedures..................................  24
         6.4      Limitation on the Indemnifying Parties' Indemnification Obligations....  24
         6.5      Option to Recover Membership Interests or Options......................  25
         6.6      Sole and Exclusive Remedy..............................................  25
         6.7      Insurance Recoveries...................................................  26
         6.8      Indemnity Limitations..................................................  26

ARTICLE 7 MISCELLANEOUS..................................................................  26
         7.1      Entire Agreement.......................................................  26
         7.2      Further Assurances.....................................................  26
         7.3      Notices................................................................  26
         7.4      Governing Law and Submission to Jurisdiction...........................  29
         7.5      Exhibits and Schedules.................................................  29
         7.6      Captions...............................................................  29
         7.7      Severability...........................................................  29
         7.8      Counterparts...........................................................  30
         7.9      Successors and Assigns.................................................  30
         7.10     Waivers Strictly Construed.............................................  30
         7.11     Number, Gender and Connection of Persons...............................  30
         7.12     RTPA...................................................................  30
         7.13     Statutory Update.......................................................  30

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (the "AGREEMENT") is entered into as of May 12, 1998, by and among GFI CAMINUS LLC, a Delaware United States limited liability company, whose principle place of business is located at 12121 Wilshire Boulevard, Suite 1375, Los Angeles, California 90025 ("BUYER" or "GFI CAMINUS"), CAMINUS ENERGY LIMITED, a company incorporated in England under the registration number 1889028 and whose registered office is at Caminus House, Castle Park, Cambridge, CB3 ORA, United Kingdom (the "COMPANY"), DR. NIGEL L. EVANS, Ph.D., an individual, of The Grove, Lady Street, Lavenham, Sudbury, Suffolk, United Kingdom ("EVANS"), and DR. MICHAEL B. MORRISON, Ph.D., an individual, of 21 Victoria Park, Cambridge, United Kingdom ("MORRISON" and together with Evans, the "SELLERS"), with reference to the following facts and circumstances.

                                    RECITALS

         WHEREAS, Buyer is a recently formed limited liability company organized to acquire all of the equity interest in the Company and a seventy-one percent (71%) partnership interest in ZAI*NET Software, L.P., a Delaware United States limited partnership (the "PARTNERSHIP");

         WHEREAS, Sellers are the beneficial owner of and together hold legal title to all of the issued shares (the "SHARES") of the Company;

         WHEREAS, Sellers desire to sell with full title guarantee, assign, transfer and deliver to Buyer and Buyer desire to purchase and accept from Sellers all of the issued Shares of the Company (the "PURCHASE");

         WHEREAS, pursuant to the Subscription Agreement, dated as of the date hereof (the "SUBSCRIPTION AGREEMENT"), among the Buyer, GFI Energy Ventures LLC ("VENTURES"), SS&C Technologies, Inc. ("SS&C"), OCM Caminus Investment, Inc. ("OAKTREE"), Dr. Serena K. Hesmondhalgh ("HESMONDHALGH"), RIT Capital Partners ("RIT") and Durham Enterprises Limited ("DURHAM"), (Ventures, SS&C, Oaktree, Hesmondhalgh, RIT and Durham are referred to herein as the "INVESTORS"), the Investors have agreed to make capital contributions to the Buyer and are purchasing membership interests in the Buyer;

         WHEREAS, pursuant to the SS&C Distributor Agreement, dated as of the date hereof (the "LICENSE AGREEMENT"), between the Buyer and SS&C, SS&C is licensing and/or granting to Buyer rights in certain proprietary technology owned by SS&C as a portion of its capital contribution to the Buyer;

         WHEREAS, pursuant to the Purchase Agreement, dated as of the date hereof, among the Buyer, ZAI*NET Software, Inc., a Delaware United States corporation, whose principle place of business is located at 747 Third Avenue, New York, New York 10017 ("ZAI*NET") and Brian J. Scanlan, an individual, the Buyer simultaneously herewith is purchasing and accepting from ZAI*NET a seventy percent (70%) partnership interest of the Partnership (the "ZAI*NET PURCHASE");


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         WHEREAS, pursuant to the Purchase Agreement, the Buyer simultaneously herewith, is purchasing and accepting from Brian J. Scanlan, a one percent (1%) general partnership interest in the Partnership, which shall constitute all of the issued and outstanding general partnership interests in the Partnership;

         WHEREAS, the Buyer desires to consummate the Purchase simultaneously with the consummation of the purchase of the seventy-one percent (71%) partnership interest in the Partnership, and upon the simultaneous closing of each such transaction, the Buyer will be a holding company for each of the Company and the Partnership; and

         NOW THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements contained herein and in the Related Agreements (as hereinafter defined), the parties hereto hereby agree as follows.

                                    ARTICLE 1

                                   DEFINITIONS

 "Agreement" shall have the meaning in the introductory paragraph hereof.

"Basket" shall have the meaning as set forth in Section 6.4 hereof.

"Buyer" shall have the meaning in the introductory paragraph hereof.

"Caminus Options" shall have the meaning set forth in Section 2.5 hereof.

"Cash Consideration" shall have the meaning set forth in Section 2.3 hereof.

"Closing" shall have the meaning as set forth in Section 2.1 hereof.

"Closing Audit" shall mean an audit of the Company as of the close of business on April 30, 1998 to be performed by the Company's independent public accountants (as specified by Buyer) in accordance with UK GAAP not later than sixty (60) days following the Closing.

"Closing Date" shall have the meaning as set forth in Section 2.1 hereof.

"Companies Act" shall mean the Companies Act 1985 under the laws of England and Wales.

"Company" shall have the meaning in the introductory paragraph hereof.

"Company Agreement" shall mean that certain Limited Liability Company Agreement of GFI Caminus, dated as of the date hereof, by and among Ventures, SS&C, Oaktree, Evans, Morrison, Hesmondhalgh and the other members of GFI Caminus as of such date.

"Company Accounts" shall have the meaning as set forth in Section 3.5 hereof.


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"Date Compliance" or "Date Compliant" shall mean the ability to: (i) process and continue to process data correctly and consistently with reference to any and all dates; (ii) operate, perform and function without being adversely affected by any date or change of date; and (iii) produce output (including any output for any interface to other hardware, software or systems) which will in relation to any date contained within such output explicitly and unambiguously identify the date in full including the century within which the date falls.

"Encumbrance" shall mean any claim, lien, security interest, mortgage, charge, restriction, bill of sale, equity or other rights exercisable by third parties and of any nature whatsoever.

"Equity Consideration" shall have the meaning set forth in Section 2.4 hereof.

"Estimated Net Worth" shall have the meaning set forth in Section 2.7 hereof.

"Evans" shall have the meaning in the introductory paragraph hereof.

"GFI Caminus" shall have the meaning in the introductory paragraph hereof.

"Hesmondhalgh" shall have the meaning in the fourth Whereas clause hereof.

"Indemnified Party(ies)" shall have the meaning as set forth in Section 6.2 hereof.

"Indemnifying Party(ies)" shall have the meaning as set forth in Section 6.2 hereof.

"Investors" shall have the meaning set forth in the fourth Whereas clause hereof.

"Knowledge" shall mean the actual knowledge or such knowledge as would have been acquired, after due diligent and careful enquiry of the officers and key employees of the Company, the Sellers or Buyer, as the case may be; provided, however for purposes hereof, the officers and key employees of the Company shall be only Evans, Morrison and Hesmondhalgh.

"License Agreement" shall have the meaning set forth in the fifth Whereas clause hereof.

"Material Adverse Effect" means for all purposes of this Agreement any change or effect that individually or when taken together with all other changes or effects that have occurred during any relevant period of time prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operation or prospects of such person or entity, or does or is reasonably likely to materially adversely affect the ability of such person or entity to perform its obligations under this Agreement or the Related Agreements or to consummate the transactions contemplated hereby or thereby, or materially adversely affects the ability of such person or entity to conduct its business after the Closing Date substantially as such business is being conducted as of the date hereof.

"Morrison" shall have the meaning in the introductory paragraph hereof.

"Net Worth" shall mean the Company's assets less its liabilities (determined in accordance with


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UK GAAP) as of the close of business on April 30, 1998 and as determined pursuant to the Closing Audit.

"Oaktree" shall have the meaning set forth in the fourth Whereas clause hereof.

"Partnership" shall have the meaning in the first Whereas clause hereof.

"Permitted Encumbrance" shall have the meaning as set forth in Section 3.14 hereof.

"Personal Property Leases" shall have the meaning as set forth in Section 3.17 hereof.

"Purchase" shall have the meaning as set forth in the third Whereas clause hereto.

"Purchase Price" shall consist of the consideration payable and issuable by Buyer in connection with the Purchase as specified in Sections 2.3, 2.4 and 2.5 hereof.

"Real Property Leases" shall have the meaning as set forth in Section 3.18 hereof.

"Related Agreements" shall mean (i) the service agreements and associated covenants not to compete entered into between the Company and each of Evans, Morrison and Hesmondhalgh dated as of the date hereof (each, a "SERVICE AGREEMENT") (a form of said service agreements and associated covenants not to compete is set forth as EXHIBIT A hereto) and (ii) the Company Agreement of GFI Caminus (including any Appendices) attached hereto as EXHIBIT B.

"RTPA" shall mean the Restrictive Trade Practices Acts of 1976 and 1977, each as amended.

"Sellers" shall have the meaning in the introductory paragraph hereof.

"Series A Membership Interests" shall mean the Series A membership interests of GFI Caminus.

"Series B Membership Interests" shall mean the Series B membership interests of GFI Caminus.

"Shares" shall have the meaning as set forth in the second Whereas clause hereof.

"SS&C" shall have the meaning set forth in the fourth Whereas clause hereof.

"Subscription Agreement" shall have the meaning set forth in the fourth Whereas clause hereof.

"Target Net Worth" shall have the meaning as set forth in Section 2.7 hereof.

"Tax" and "Taxes" shall have the meanings as set forth in Section 3.11 hereof.

"Tax Return" shall have the meaning as set forth in Section 3.11 hereof.

"Taxes Act" shall mean the Income and Corporation Taxes Act 1988.

"TCGA" shall mean the Taxation of Chargeable Gains Act 1992.


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"Third Party Claims" shall have the meaning as set forth in Section 6.3.2 hereof.

"Transaction Documents" shall collectively mean the Related Agreements, the Zai*Net Agreements, the License Agreement and the Subscription Agreement, all dated as of the date hereof.

"UK GAAP" shall have the meaning in Section 3.5 hereof.

"Ventures" shall have the meaning set forth in the fourth Whereas clause hereof.

"Warranties" shall mean the representations and warranties contained in Article 3 and Article 4 hereof.

"ZAI*NET" shall have the meaning in the sixth Whereas clause hereof.

"Zai*Net Agreements" shall mean the Purchase Agreement, dated as of the date hereof, among Buyer, the Partnership, ZAI*NET and Brian J. Scanlan, the Assignment and Assumption Agreement, dated as of the date hereof between ZAI*NET, the Partnership and Brian J. Scanlan, the Amended and Restated Limited Partnership Agreement of the Partnership (including the Appendices attached thereto) and the respective Employment Agreements and the associated Covenants Not to Compete, each dated as of the date hereof, between the Partnership and each of Brian J. Scanlan and Simon Young.

"ZAI*NET Purchase" shall have the meaning set forth in the sixth Whereas clause hereof.

                                    ARTICLE 2

                           PURCHASE AND SALE OF SHARES

         2.1 THE CLOSING; CLOSING DATE. The signing of this Agreement, the Related Agreements, and the closing of the transactions contemplated hereby and thereby (the "CLOSING") shall take place (i) at the offices of Irell & Manella LLP, 333 South Hope Street, Suite 3300, Los Angeles, California on the date hereof, or (ii) at such other place, time and/or date as the parties hereto may agree. The date upon which the Closing occurs is referred to herein as the "CLOSING DATE".

         2.2 SALE AND PURCHASE OF SHARES. Subject to the terms and conditions set forth herein and in the Related Agreements, at the Closing each of the Sellers who is the beneficial owner of the Shares set forth on SCHEDULE 3.2 attached hereto, shall sell or procure to be sold with full title guarantee and deliver to Buyer, and Buyer shall purchase and accept from the Sellers, all of the issued Shares in the Company in exchange for the Purchase Price. The Shares shall be sold free from any Encumbrance, option, rights of pre-emption or any other third party rights and together with all rights attached to such Shares at the date of this Agreement or subsequently becoming attached thereto. The Sellers shall waive and agree to procure the waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Shares under the articles of association of the Company or otherwise. The Buyer shall pay all stamp duty and stamp duty reserve tax thereon. The Buyer shall not be obligated to complete the


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Purchase of any of the Shares unless the Sellers complete the sale of all the
Shares simultaneously, but completion of the purchase of some of the Shares will not affect the rights of the Buyer with respect to the purchase of the other Shares.

         2.3 PAYMENT OF CASH AMOUNT. Subject to the terms and conditions set forth herein and in the Related Agreements, at the Closing Buyer shall pay to an account or accounts designated by the Sellers, pro rata in accordance with the Shares sold by each of them pursuant hereto, credited as fully paid, Three Million Dollars (U.S. $3,000,000) plus or minus any cash adjustments in accordance with the provisions of Sections 2.6 and 2.7 below, which represents the cash portion of the Purchase Price (the "CASH CONSIDERATION").

         2.4 PAYMENT OF EQUITY AMOUNT. Subject to the terms and conditions set forth herein, the Company Agreement and in the Related Agreements, at the Closing Buyer shall authorize, issue, grant and deliver to Sellers, pro rata in accordance with the Shares sold by each of them pursuant hereto, Series A Membership Interests, having the rights, preferences and privileges and subject to the restrictions contained in the Company Agreement, which represents the equity portion of the Purchase Price (the "EQUITY CONSIDERATION"). The parties acknowledge that Sellers are receiving as of the date hereof an aggregate Capital Account credit of Three Million Dollars (U.S. $3,000,000), corresponding to such Series A Membership Interests, as reflected in the Company Agreement.

         2.5 ISSUANCE OF OPTION. Subject to the terms and conditions set forth herein, the Company Agreement and in the Related Agreements, at the Closing Buyer shall authorize, issue, grant and deliver to each of Evans and Morrison (or to an entity designated by them and which they control), pro rata in accordance with the Shares sold by each of them pursuant hereto, options (referred to in the Company Agreement as the "CAMINUS OPTIONS") to acquire Series B Membership Interests having the rights, preferences and privileges and subject to the restrictions contained in the Company Agreement, which represents the option portion of the Purchase Price. The parties acknowledge that the exercise price of the Caminus Options is One Million Five Hundred Thousand Dollars (U.S. $1,500,000), subject to adjustment as provided in the Company Agreement, and that upon exercise the holder(s) thereof would have the right to the corresponding Capital Account credit and Percentage Interests (both as defined in the Company Agreement) in the Company.

         2.6 CLOSING ADJUSTMENT. The parties acknowledge that, immediately prior to May 1, 1998, the Company has (i) distributed all cash to the Sellers; and
(ii) repaid all then outstanding indebtedness of the Company (excluding trade payables and other ordinary course accrued obligations), except to the extent reflected on SCHEDULE 2.6 attached hereto; provided, however, that if any amount of cash is remaining in the Company as of the close of business on April 30, 1998 and not distributed to Sellers or any indebtedness is not repaid, then such cash and indebtedness shall be reflected in the Net Worth Adjustment set forth in Section 2.7 below. Prior to May 1, 1998, the Company shall be entitled to distribute any cash on hand to the Sellers and, unless otherwise agreed to by the parties hereto, will repay any loans (excluding trade payables and other ordinary course accrued obligations) of the Company outstanding prior to or as of the close of business on April 30, 1998. The Sellers and the Company represent and warrant that except as permitted in this Section 2.6, since the date of the Company's Interim Accounts (as


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defined in Section 3.5), the Net Worth of the Company has been managed and maintained in the ordinary course of business and consistent with past practices.

         2.7 NET WORTH ADJUSTMENT. The parties acknowledge that, at least ten
(10) days prior to the date of this Agreement, the Sellers and the Company delivered to Buyer, their good faith projection of the Net Worth of the Company as of the close of business on April 30, 1998 (which projection includes adequate reserves, provisions or accruals for taxes for all periods through the close of business on April 30, 1998 and year end discretionary bonuses) (the "ESTIMATED NET WORTH"). In the event that Estimated Net Worth exceeds pound sterling 215,000 (the "TARGET NET WORTH"), the cash amount payable at Closing pursuant to Section 2.3 shall be increased by the amount of such excess. In the event that the Estimated Net Worth is less than the Target Net Worth, the cash amount payable at Closing pursuant to Section 2.3 hereof shall be decreased by the amount of the shortfall. Immediately following the Closing, the Company and the Buyer shall initiate the Closing Audit. Based upon the actual Net Worth as reflected in the Closing Audit, the provisions of this Section 2.7 shall again be applied, substituting actual Net Worth for Estimated Net Worth; and, based upon such application, not later than thirty (30) days following the completion of the Closing Audit, the Buyer shall pay to the Sellers, or the Sellers shall pay to the Buyer, as applicable, the appropriate "true up" amount. Notwithstanding anything herein to the contrary, any distribution, dividend or similar payment by the Company to a shareholder or any third party which is not fully reflected in the computation of Net Worth (e.g., any such payment on or after May 1, 1998 and prior to or on the Closing Date) shall be deducted in computing Net Worth.

                                    ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         As an inducement for Buyer to enter into and consummate the transactions contemplated by this Agreement (including the Related Agreements), each of the Sellers, jointly and severally (except where expressly stated otherwise), represents and warrants that, except as set forth in the Schedules hereto prepared by the Sellers and delivered to Buyer, each of the following statements is true, correct and complete as of the date hereof, which representations and warranties shall survive the Closing as provided in Section
6.1 hereof.

         3.1 EXISTENCE AND GOOD STANDING.

            3.1.1 THE COMPANY. The company is a company duly incorporated, validly existing, in good standing and not insolvent under the laws of England, having full power and authority to own its properties and to carry on its business as conducted. the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the operation of its business and the ownership of its assets and properties requires it to be so qualified, except where the failure to so qualify is not reasonably likely to have a material adverse effect on the Company.


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            3.1.2 ORGANIZATIONAL DOCUMENTS. Copies of the memorandum and articles of association or other organizational documents and bye-laws of the Company, effective prior to the date hereof, have been delivered to Buyer and as delivered are true and complete as of the Closing Date, having attached thereto, copies of all resolutions and agreements referred to in Section 380(2) of the Companies Act. The Company has complied with all of the provisions of the memorandum and articles of association and, in particular has not entered into any ultra vires transactions. The statutory books and registers of the Company and all current books of account are written up to date and all such documents and other necessary records, deeds, agreements and documents relating to its affairs are in its possession or under its control.

            3.1.3 SUBSIDIARIES. The Company does not have, and has never had any subsidiary, branch located outside of England or permanent establishment outside the United Kingdom, and has complied in all material respects with all legal requirements applicable to its business in the United Kingdom other than in respect of Caminus Limited and Caminus Consultants Limited, both of which are dormant and have never traded. The Company has no interest in the share capital or other securities of any other entity.

         3.2 CAPITALIZATION AND TITLE TO SHARES. Prior to giving effect to the purchase and sale contemplated by this Agreement, the authorized and issued share capital of the Company and the number of such issued Shares held by each holder thereof is set forth on SCHEDULE 3.2 attached hereto. All of the issued Shares are fully paid up and the Company has not exercised, purported to exercise or claimed any Encumbrance over such Shares. Each of the Sellers severally represents and warrants in respect of his Shares that he owns beneficially and of record, free and clear of any Encumbrances, and has full power and authority to sell with full title guarantee, assign, transfer, deliver, vote and convey free and clear of any Encumbrances, the Shares, and such Shares constitute all of the ownership interests in the Company owned by each of the Sellers. There are no rights to call, outstanding options, convertible securities, warrants, agreements, rights, contracts, calls, commitments or demands of any character that either (i) obligates the Company to issue, redeem, sell, convert or purchase any of the Shares, (ii) loan capital or any other ownership interest in the Company, (iii) restricts or relates in any way to the voting of any such securities, or (iv) restricts the transfer of or otherwise relates to transactions in the Shares owned or held by the Sellers. The Sellers, jointly and severally, represent and warrant that the pre-emption rights contained in the Company's articles of association in respect of the Shares sold and transferred pursuant hereto have been waived in writing by the Sellers and are not subject to any other pre-emption rights. The register of members of the Company contains a complete and accurate record of the members of the Company and the Company has not received any notice of any application or intended application for rectification. The Company and its officers have complied with the provisions of the Companies Act, including the provisions as to filing of returns, particulars, resolutions and other documents with the United Kingdom Registrar of Companies, and all legal requirements of the United Kingdom have been complied with in connection with the formation of the Company and with issues of its share capital and other securities. Except as set forth on SCHEDULE 3.2, attached hereto, the Company has not at any time, repaid, redeemed or agreed to repay or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce any class of its issued share capital or purchased any of its own shares or carried out any transaction having the effect of a reduction of capital; made or


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
resolved or agreed to make any issue of shares or other securities by way of capitalization of profits or reserves; or given any financial assistance in contravention of Section 151 of the Companies Act. There are no powers of attorney given by the Company except any given incidental to and for the purposes only of enforcement of any security.

         3.3 AUTHORITY. Each of the Sellers severally represents and warrants insofar as it is related to them as individual Sellers and otherwise jointly and severally that they and the Company have the requisite power and authority to execute and deliver this Agreement and the Related Agreements, and perform its or his obligations herein and therein, and consummate the transactions contemplated hereby and thereby. Each of the Sellers and the Company has duly executed and delivered this Agreement and the Related Agreements (to which it is a party), and has obtained the necessary authorization to execute and deliver this Agreement and the Related Agreements (to which it is a party), and to perform its or his respective obligations herein and therein and consummate the transactions contemplated hereby and thereby, and such matters do not require notice to, or consent or approval of, any other third party, governmental authority or regulatory agency. Each of this Agreement and the Related Agreements to which such Seller or the Company is a party is a valid, legal and binding obligation of such Seller or the Company enforceable against such Seller or the Company in accordance with its respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or at equity). No other action will be necessary by any of the Sellers or the Company to authorize the execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby.

         3.4 NO CONFLICTS. The Company has complied with all provisions of its memorandum and articles of association and, in particular, has not entered into any ultra vires transaction. Neither the execution and delivery of this Agreement or the Related Agreements (to which it is a party), nor the consummation of the transactions contemplated hereby or thereby, (i) violates or conflicts with any provision of the memorandum and articles of association, bye-laws or other organizational documents of the Company; (ii) conflicts with or violates any provision of any foreign or other law, statute, treaty, ordinance, rule, regulation or any order, writ, judgment or decree of any court or other governmental authority to which any of the Sellers, the Company or any of their respective properties or assets may be bound or affected; or (iii) breaches or constitutes grounds for a default (or an event, with notice or lapse of time or both would become a default) under, or gives to others a right of termination, amendment, acceleration, modification or cancellation of, or results in the creation or imposition of (or the obligation to create or impose) any Encumbrance on any of the properties or assets of any of the Sellers or the Company pursuant to any note, mortgage, indenture, bond, lease, license, permit, franchise, agreement, contract, undertaking or other instrument to which any of the Sellers or the Company is a party or by which any of the Sellers, the Company or any of their respective properties or assets may be bound or affected, in each case described in clauses (ii) and (iii) which is reasonably likely to have a Material Adverse Effect on any of the Sellers or the Company. The execution, delivery and performance of this Agreement and the Related Agreements by each of the Company and the Sellers does not require the notice to, filing with, consent, approval or action of, any governmental authority or any other third party whatsoever.

         3.5 COMPANY ACCOUNTS. The Sellers have delivered to Buyer true and correct copies of the accounts of the Company for the fiscal years ended April 30, 1996 and April 30, 1997 and as of and for the period ended March 31, 1998 (the "INTERIM ACCOUNTS", and collectively with the accounts for the fiscal years ended April 30, 1996 and April 30, 1997, the "COMPANY ACCOUNTS"). All of the Company Accounts (i) except the Interim Accounts, have been prepared under the historical cost convention and in accordance with generally accepted accounting practice commonly adopted and accepted by companies carrying on businesses in the jurisdiction of England ("UK GAAP"); and (ii) (A) show a true and fair view of the affairs of the Company as at their respective dates and of its results for the fiscal periods ended on those dates; (B) comply with the requirements of the Companies Act; (C) are prepared on consistent bases and policies of accounting which are the same as those adopted by the Company since the beginning of the first period covered without alteration; and (D) (save as the Company Accounts expressly disclose) are not affected by any unusual or non-recurring items. The Company Accounts make full provision or reserve for, or disclose, all liabilities (including contingent and disputed liabilities) and all capital commitments of the Company as at April 30, 1996, April 30, 1997 and March 31, 1998, indicate clearly which of those liabilities are not usually provided for or reserved, and make adequate provision or reserve for all bad and doubtful debts (including, reserves, provisions or accruals for taxes and year end discretionary bonuses). The profits shown in the Company Accounts have not to a material extent been affected (except as disclosed in those accounts) by any extraordinary or exceptional event or circumstance or by any other factor rendering them unusually high or low. Since March 31, 1998, apart from the dividends provided for in the Company Accounts, no dividend or other distribution (as defined for the purposes of section 209 or 210 of the Taxes
Act) has been declared, paid or made by the Company other than as set forth in
SCHEDULE 3.5 attached hereto; the business of the Company has been carried on in the ordinary course and so as to maintain it as a going concern; and there has occurred no fact or circumstance constituting a Material Adverse Effect.

         3.6 TRANSACTION EXPENSES. Any and all expenses, fees or costs incurred by any of the Sellers or the Company in connection with the transactions contemplated by this Agreement and the Related Agreements are set forth on
SCHEDULE 3.6. There are no other expenses, fees or costs incurred by any of the Sellers or the Company in connection with the transactions contemplated by this Agreement and the Related Agreements for which Buyer shall be responsible.

         3.7 MATERIAL CONTRACTS. Set forth on SCHEDULE 3.7 attached hereto is a complete and accurate list of all Material Contracts to which the Company is a party or by which any of its assets, properties or business is bound. With respect to each of the Material Contracts set forth on SCHEDULE 3.7, a true and correct copy, or if a copy is not available, a summary of the contractual obligation, has been provided to Buyer. Each of the Material Contracts is in full force and effect, without material breach or default by the Company and to the Knowledge of the Sellers and the Company, without material breach or default by any other party thereto, and no written notice has been received regarding termination, suspension, alteration, modification or amendment thereof. The Company is not, and has not been party to any agreement between undertakings, decision by any association of undertakings or concerted practice which infringes or infringed Articles 85(1) of the Treaty of Rome (whether or not it is or was exempted under Article 85(3) of the Treaty of Rome). The Company is not, and has not been, party to any agreement which is registrable under the RTPA (whether or not particulars of any arrangement have been furnished to the United Kingdom Director General of Fair Trading in accordance with that Act). None of the Material Contracts is subject to termination or contains any provisions adverse to the Company that would be triggered by the execution or performance of this Agreement or the Related Agreements. "Material Contracts" means (a) all contracts or commitments arising other than in the ordinary and usual course of business; (b) all contracts or commitments involving an obligation which cannot or in reasonable probability will not be completed or terminated within three (3) months from the Closing Date or can be terminated within three (3) months from the Closing Date only upon the payment of a penalty or the equivalent thereof; (c) all contracts or commitments affecting ownership of or title to, any interest in real property (other than as set forth in SCHEDULE 3.18); (d) all contracts or commitments providing for payments or receipt of revenues in excess of Twenty Thousand Pounds Sterling (pound sterling 20,000) per annum; (e) all loan agreements, indentures, promissory notes and other documents evidencing or related to debt for borrowed money or other funded indebtedness or capital lease obligations;
(f) all business sale or acquisition agreements, consulting agreements, license or royalty agreements, nondisclosure agreements, non-compete agreements, joint-venture agreements and service agreements (other than those set forth in SCHEDULE 3.10.2); (g) all agreements between the Company and any shareholders or a related party thereto or any officer or director of the Company; (h) all agreements and commitments with respect to Intellectual Property; and (i) all other agreements and commitments the loss of which would have a Material Adverse Effect on the Company.

         3.8 INTELLECTUAL PROPERTY. Set forth on SCHEDULE 3.8 attached hereto is a list of all material inventions, trade names, trademarks, service names, service marks, logos, patents, registered designs, design rights, know-how, copyrights, licenses, formulas, trade secrets, programs, economic models, strategic studies, reports, forecasting models, rate projections, computer software (excluding commercially available general office computer software licensed from unrelated third-parties and software covered by "shrink wrap" licenses), technology and other intellectual property rights (whether registered or not) and the goodwill therein (the "INTELLECTUAL PROPERTY") owned by the Company or used or required by the Company in the operation of its business. Except as set forth on SCHEDULE 3.8, the Company is the registered proprietor (where available) and the beneficial owner of, and otherwise has good title to and holds all of its right, title and interest in and to the Intellectual Property, free and clear of all Encumbrances, as necessary to conduct its business as presently being conducted, without the making of any payment, royalty or sum in the nature of a royalty or the granting of any rights to others. Except as set forth on SCHEDULE 3.8, the conduct of the business of the Company as now conducted does not infringe or conflict with any Intellectual Property rights of others. The Company has, as of the date hereof, satisfied all requirements necessary to maintain the validity of all Intellectual Property, and the right to use such Intellectual Property and is not subject to revocation and has not been attacked or opposed by any person or entity. Except as set forth on SCHEDULE 3.8 attached hereto, no infringement by others of any Intellectual Property is pending, or to the Knowledge of the Sellers and the Company, threatened by any third party who has asserted a claim of infringement of any such Intellectual Property rights. All licenses, rights and other agreements pertaining to the Intellectual Property are in compliance with all applicable laws, rules and regulations in all jurisdictions in which the Company conducts any business, including without limitation, those pertaining to remittance of foreign exchange and taxation.

The execution and delivery of this Agreement, the Related Agreements and the consummation of the transactions contemplated hereby or thereby will not alter or impair the rights and interests of the Company in any of the Intellectual Property and the Company will have the same rights and interests in such items at and after the Closing Date as it has had immediately prior to the Closing Date. Except as set forth on SCHEDULE 3.8, the Company has not entered into any agreement for the licensing or use of any Intellectual Property, or the provision or acquisition of know-how or technical information or assistance. To the actual knowledge of the Sellers and the Company (for this purpose, "knowledge" shall not be deemed to include constructive knowledge), and the Company and the Sellers having made no systematic or specific investigations, the computer systems, information technology, and other equipment used by the Company are Date Compliant or the Company has taken (upon discovery of any potential problems), appropriate measures in connection with Date Compliance procedures so as to avoid a Material Adverse Effect on the Company. To the Knowledge of the Sellers, the Company has not disclosed, permitted to be disclosed or arranged to disclose any of its know how, secrets, confidential information or other Intellectual Property that is not publicly known or available.

         3.9 INSURANCE. The assets, properties and operations of the Company are insured under various policies of general liability, error and omissions and other forms of insurance, copies of which have been provided to Buyer and descriptions of which are set forth on SCHEDULE 3.9 attached hereto. SCHEDULE
3.9 discloses for each policy the outstanding claims thereunder and the carrier of such insurance policy. To the Knowledge of the Sellers, all such policies are in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is no existing breach or default (or event which, with the giving of notice or lapse of time or both) would constitute a breach or default thereunder. All premiums to date have been paid in full.

         3.10 LABOR RELATIONS AND EMPLOYEE AGREEMENTS.

            3.10.1 COMPLIANCE. The Company is in material compliance with all applicable laws, rules, regulations and ordinances relating to the employment of labor and those other applicable laws, rules, regulations and ordinances relating to wages, hours, occupational health and safety, anti-discrimination, collective bargaining, equal employment opportunity and employment of labor in general, and to the payment of and withholding of taxes. The Company has in relation to each of its employees and to each of its former employees complied with its obligations under the Employment Rights Act 1996, the Trade Union and Labour Relations (Consolidation) Act 1992, the Sex Discrimination Act 1975, the Race Relations Act 1976, Article 119 of The Treaty of Rome, the Equal Treatment Directive, the Disability Discrimination Act 1995 and all other statutes, regulations and codes of practice relevant to its relations with its employees and with any recognized trade union representing such employees and all collective agreements from time to time in force relating to such relations or the conditions of service of the employees. The Company has maintained adequate and suitable records regarding the service of the employees, and discharged fully its obligations to pay all salaries, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, accrued entitlement under incentive schemes PAYE and national insurance contributions and other benefits of or connected with employment up to the date of this Agreement. There are no inquiries or investigations existing, pending or threatened affecting the Company by the Equal Opportunities Commissions or Commission for

Racial Equality.

            3.10.2 EMPLOYMENT CONDITIONS AND AGREEMENTS. All material facts relating to the salaries, ages, length of service, benefits, incentive schemes, share option schemes, profit schemes, entitlements, collective agreements, union membership, associations and any other arrangement or agreement of all employees of the Company have been disclosed to the Buyer. Except as disclosed on SCHEDULE
3.10.2 attached hereto, the Company is not a party to any employment contract with any employee, collective bargaining agreement, employees pension plan, retirement plan, employees profit sharing plan, bonus plan, incentive plan, welfare plan, severance agreement, termination agreement, any contract of service with any employee or group of employers which is not terminable by the Company by twelve (12) weeks notice or less without payment of compensation (except as provided by statute), or any other similar agreement or plan. There are no material labor controversies pending between the Company and any of its employees. No agreement or arrangement exists for the provision by the Company of any relevant benefits (as defined in section 612(1) of the Taxes Act, with the omission of the exception in that definition) for any officer or employee or former officer or employee of the Company or for any dependent of any such person.

            3.10.3 DISCLOSED SCHEME. No agreement or arrangement (other than contributions to the private pension plans of its employees details of which are included on SCHEDULE 3.10.3) exists for the provision by the Company of any relevant benefits (as defined in section 612(1) of the Taxes Act with the omission of the exception in that definition) for any person employed or formerly employed by the Company or for any dependent of any such person. The Company's private pension plan is in compliance with all applicable laws and the Company has not breached and has complied with any and all obligations under the Company's private pension plan. There are no disputes, complaints or claims by any employee against the Company pending or threatened and there is no industrial action or dispute threatened, existing or anticipated concerning any of the Company's employees. Except as set forth in Schedule 3.10.3 the Company has no obligation (whether actual or contingent present or future) to contribute to any personal pension scheme (as defined in section 630 of the Taxes Act) in respect of any person employed or formerly employed by the Company. No undertaking or assurance has been given to all or any of the persons employed or formerly employed by the Company as to the continuance, introduction, increase or improvement of any retirement, death or disability benefits (whether or not there is any legal obligation to do so). The Company is not providing and has not at any time provided ex gratia pensions or other like payments for any person employed or formerly employed by the Company or any dependant of any such person. No company other than the Company participates in the Company's private pension plan.

         3.11 PAYMENT OF TAXES. (a) The Company has no liability in respect of taxation (whether actual or contingent) arising in any part of the world that is not adequately disclosed or provided for in full in the Company Accounts for each period covered by such Company Accounts (other than as stated in the Interim Accounts). The amount of the provision for deferred taxation contained in the Company Accounts was, at the date the Company Accounts were prepared, adequate and fully computed in accordance with UK GAAP and commonly adopted by companies carrying on businesses similar to those carried on by the Company. The Company has within the time limits prescribed by the relevant legislation duly paid all Tax, made all Tax Returns, given all notices, supplied all other information required to be supplied to the Inland Revenue, Customs & Excise and any other governmental authority and all such Tax Returns and notices were and remain complete and accurate in all material respects and were made on a proper basis. The Sellers have provided copies of such Tax Returns to Buyer for its taxable years ending April 30, 1995, 1996 and 1997. There is no Tax dispute, audit, investigation or other proceeding pending or, to the Knowledge of the Sellers or the Company, threatened by the Inland Revenue, Custom & Excise or other governmental authority against or affecting the Company. The Company has not made a claim under Taxation of Chargeable Gains Act 1992 sections 152 or 154 which would affect the amount of the chargeable gain or allowance loss which would, but for such claim, have arisen on a disposal of any of its assets. For purposes of this Agreement, "TAX" and "TAXES" shall mean and refer to all taxes, duties, levies, charges, rates, or other impositions or withholdings imposed of any nature, whenever and by whatever authority imposed and whether of the United Kingdom or elsewhere including (without limitation) income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, capital gains tax, capital transfer tax, inheritance tax, value added tax, customs duties, excise duties, lottery duty, air passenger duty, insurance premium tax, rates (including the uniform business rate), stamp duty, capital duty, stamp duty reserve tax, national insurance and other similar contributions, any liability arising under
Section 419, Section 601 or Section 703 of the Taxes Act and any other taxes, duties, rates, levies, charges, imposts or withholdings corresponding to, similar to, replaced by or replacing any of them, together with any interest, penalty or fine in connection with any taxation, and any liability to make a payment by way of reimbursement, recharge, indemnity, damages or management charge connected in any way with any taxation and regardless of whether any such taxes, duties, rates, levies, charges, imposts, withholdings, interest, penalties or fines are chargeable directly or primarily against or attributable directly or primarily to the Company or any other person and of whether any amount in respect of any of them is recoverable from any other person. "TAX RETURN" means all returns, reports, forms or other information required to be filed with respect to any Taxes.

         (b) Neither the Company nor any director or officer of the Company (in his capacity as such) has paid or become liable to pay, and there are no circumstances by reason of which it is or they are likely to become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of the Taxes Management Act 1970, the Customs and Excise Management Act 1979 or the Value Added Tax Act 1994 or otherwise. All clearances obtained by the Company have been properly obtained and all information supplied to the Inland Revenue, Custom & Excise or other appropriate authority in connection with such clearances was complete and accurate in all respects and any transaction for which such clearance was obtained has been carried out only in accordance with the terms of the clearance given therefor and the application on which the clearance was based. There are no material and/or unusual arrangements, agreements or undertakings, between the Company and the Inland Revenue, Customs & Excise or any foreign tax authorities regarding or affecting the taxation treatment of the Company. No payment has been made by the Company (or may become due from the Company pursuant to a binding obligation incurred by the Company prior to the Closing) which will not be deductible for corporation tax purposes either in computing the profits of the Company or in computing the corporation tax chargeable on the Company. No payment has been made to the Company to which Section 601 of the Taxes Act applies (pension scheme surpluses; payments to employers). The Company has not since the date of the Company Accounts done or omitted to do or agreed to do, or permitted to be done, any act as a result of which there may be made a balancing charge under the Capital Allowances Act 1990 or a withdrawal of first year allowances or recovery of excess relief within Section 46 or Section 47 Capital Allowances Act 1990. The Company has incurred no expenditure on the provision of machinery or plan for leasing (the meaning of which is, for this purpose, as extended by Section 50 of the Capital Allowances Act 1990). The Company has not made any election under Section 37 of the Capital Allowances Act 1990 (short life assets) nor is taken to have made such an election under sub-section (8)(c) thereof.

         (c) There are no surrenders or claims for any advance corporation tax under the provisions of Section 240 of the Taxes Act (surrender of advance corporation tax) or any amount by way of group relief under the provisions of Sections 402 to 413 (inclusive) of the Taxes Act (group relief) and of any special arrangement with respect to group relief made pursuant to Inland Revenue Statement of Practice SP10/93. The Company has been a close company but not a close investment company for the purposes of the Taxes Act in the last six years.

         (d) The Company has not made any repayment of share capital to which
Section 210 of the Taxes Act applies or issued any share capital paid up otherwise than by the receipt of new consideration within the meaning of Part VI of the Taxes Act. The Company has not been concerned in any exempt distribution within Section 213 to the Taxes Act within the period of six years preceding the Closing Date. The Company has not issued any share capital which is of a relevant class as defined in Section 249(2) of the Taxes Act (stock dividends) nor does the Company own any such share capital. No dividend or other payment specified by section 247 of the Taxes Act which has been paid by the Company has been paid under an election made under the said Section 247 and SCHEDULE 3.11 attached hereto, contains details of any such elections which have been made by the Company. The Company has not issued any security (within the meaning of Section 254(l) of the Taxes Act) outstanding on the Closing Date in circumstances such that any interest or other payment payable in respect of it may be treated as a distribution under Section 209 of the Taxes Act. The Company has not made an election to treat any dividend paid or to be paid by it as a foreign income dividend pursuant to Section 246A of the Taxes Act and the Company is not an international headquarters company for the purposes of Section 246S of the Taxes Act. The Company has neither been a party to nor otherwise involved in any transaction, scheme or arrangement the main purpose or object or one of the main purposes or objects of which was to avoid or reduce a liability to tax.

         (e) The Company is a registered and taxable person for the purposes of the Value Added Tax Act 1994 and neither is nor has ever been treated for such purposes as a member of group. The Company has complied with and observed in all respects the terms of the Value Added Tax Act 1994 and Section 10 of the Finance Act 1985 and all regulations made or notices issued thereunder and has maintained and obtained full, complete, correct and up-to-date records, invoices and other records (as the case may be) appropriate or requisite for the purposes thereof. The Company is not in arrears with any payments or returns or notifications under such legislation, regulations or notices or liable to any abnormal or non-routine payment or any forfeiture or penalty or interest or surcharge provisions contained therein. The Company neither is nor has agreed to become, an agent, manager or factor (for the purposes of Section 47 of the

Value Added Tax Act 1994) of any person who is not resident in the United Kingdom. No claims have been or could be made by the Company under Section 36 of the Value Added Tax Act 1994 (refund of tax in cases of bad debts). The Company holds no interest in any buildings or land in respect of which the Company or any other person has made an election to waive the exemption to value added tax in accordance with the provisions of paragraph 2 of Schedule 10 to the Value Added Tax Act 1994, nor is the Company contractually committed (contingently or otherwise) to receive any supply in respect of which such an election has been made.

         (f) All documents in the possession or under the control of the Company or to the production of which the Company is entitled which are necessary to establish the title of the Company to any asset and which, in the United Kingdom or elsewhere, attract either stamp duty or require to be stamped with a particular stamp denoting that no duty is chargeable or that the document has been produced to the appropriate authority, have been properly stamped; and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

         3.12 BOOKS OF ACCOUNT; BANK ACCOUNTS. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions and the assets and liabilities of the Company with respect to its business. The Company has not engaged in any material transaction with respect to its business, maintained any bank account for its business or used any of its funds, except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books, records and accounts of the Company.
SCHEDULE 3.12 attached hereto sets forth a list of all bank accounts, bank boxes and other depositories of the Company identifying bank, branch and account number, as well as the authorized signatories thereto. The Company has maintained a system of internal accounting control sufficient to provide reasonable assurances that transactions are executed in accordance with management's general or specific authorization, transactions are recorded as necessary to permit preparation of financial statements in conformity with UK GAAP, access to assets, properties, books, records and accounts is permitted only in accordance with management's general or specific authorization, and the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

         3.13 CONDITION OF TANGIBLE ASSETS. The aggregate book value of all of Company's tangible assets is less than Twenty Five Thousand Pounds Sterling (pound sterling 25,000). Such tangible assets are in good operating condition and repair, subject to ordinary wear and tear and comply with any applicable legal requirement or restriction.

         3.14 OWNERSHIP OF ASSETS. The Company can transfer title to all assets and properties used by the Company, free and clear of all Encumbrances except for Permitted Encumbrances. The Company's assets and properties are not subject to any leasing, hiring or hire-purchase agreement, assignment, factoring, deferred payment agreement or other similar agreement. For purposes of this Agreement, "PERMITTED ENCUMBRANCES" shall mean Encumbrances that do not materially detract from the value of, or materially interfere with, the present use or the marketability of the property affected thereby; mechanic's, carrier's, worker's, repairman's or other statutory liens arising or incurred in the ordinary course of business; Encumbrances for taxes, assessment and other governmental charges which are not yet due and payable or which may thereafter be paid without penalty or are being contested in good faith pursuant to appropriate proceedings and fully reserved on the Company Accounts; easements, covenants, rights-of-way and other encumbrances or restrictions of record that do not materially detract from the value of, or materially interfere with, the present use or the marketability of the property affected thereby; and planning, building, restrictions and other governmental ordinances.

         3.15 BROKERS. No amount is payable by the Sellers or the Company by way of brokerage fees, finder's commissions or otherwise to any party on account of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby.

         3.16 LITIGATION. Except as disclosed on SCHEDULE 3.16 attached hereto, there is no claim, action, suit, litigation, arbitration, investigation, prosecution or other legal proceeding which is pending or to the Knowledge of the Sellers or the Company threatened, before any court or governmental authority, or arbitrator or board of arbitrators to which the Company or any of the Sellers (in the case of any Seller, to the extent such matter relates in any way to the Company) was or is a party, or to which any of the assets or properties of the Company was or is subject. Neither the Company nor any of the Sellers (in the case of any Seller, to the extent such matter relates in any way to the Company) is in default with respect to any order, writ, injunction, decree or demand of any court or other governmental or regulatory authority.

         3.17 PERSONAL PROPERTY LEASES. The Company is not party to any equipment or other personal property lease which requires annual payments in excess of Twenty Thousand Pounds Sterling (pound sterling20,000) or has a term longer than one (1) year from the date of this Agreement.

         3.18 REAL PROPERTY LEASES. SCHEDULE 3.18 attached hereto sets forth a list of all real property leases ("REAL PROPERTY LEASES") to which the Company is a party. Each of the Real Property Leases is a valid and binding obligation of the respective parties thereto and enforceable in accordance with its respective terms and no licenses or collateral assurances, undertaking or concessions have been granted. Each of the Real Property Leases is a head lease, containing no particularly unusual or especially onerous provisions or any rights for the landlord to determine such lease and is subject to a right of re-entry only on the grounds of non-payment of rent or breach of a covenant. The Company is not, in breach or default of such Real Property Leases in any material respect and has paid the rent and all other sums payable under the Real Property Lease on the due dates for payment. Except as disclosed on SCHEDULE 3.18, no license, consent or approval is required from the landlord or any superior landlord for the assignment or transfer of any of the Real Property Leases in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby. The security of tenure provisions in Part II of the Landlord and Tenant Act 1954 are not excluded nor is the right to compensation or disturbance. Where there are provisions for rent reviews and they require any effect on the rent of goodwill, the tenant's occupation and improvements carried out other than at the landlord's expense (whenever carried out) are to be disregarded, and they provide for the rent to be assessed on the basis of the relevant property being let as a whole with vacant possession for a term equal to the residue then remaining of the original term of the lease on the same terms as the lease (including the provisions for rent review) and the review itself is not subject to review. All licenses, consents and approvals required from the landlord and any superior landlord under any

Real Property Lease have been obtained.

         3.19 COMPLIANCE WITH LAWS; PERMITS. Each of the Company and the Sellers with respect to the business of the Company has complied with and is in compliance with all statutes, laws, ordinances, regulations, rules, permits, judgments, orders and decrees applicable to it or any of its properties, assets, operations and business, except where the failure so to comply would not reasonably be expected to result in a Material Adverse Effect on the Company. The Company is not required to hold or obtain any permits, licenses, easements, variances, exemptions, consents, certificates, orders or approvals from governmental authorities, excluding any such matters which are not material to the business of the Company as such business is now being conducted.

         3.20 UNDISCLOSED LIABILITIES. Except as set forth in the Company Accounts or in SCHEDULE 3.20 attached hereto, there is no claim, liability or obligation of any nature, whether absolute, accrued, known or unknown, contingent or otherwise, affecting the Company or its business, other than obligations incurred in the ordinary course of the business consistent with the Company's past practice, which is reasonably likely (including those incurred in the ordinary course of business) to have a Material Adverse Effect on the Company.

         3.21 SCOPE OF REPRESENTATIONS AND WARRANTIES. This Agreement (including the Exhibit or Schedule), the Related Agreements and each other document and certificate prepared or delivered by or on behalf of the Company and the Sellers and furnished or to be furnished to Buyer in connection herewith, as of the date hereof, does not contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.

                                    ARTICLE 4

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         As an inducement for the Sellers to enter into and consummate the transactions contemplated by this Agreement and the Related Agreements, Buyer represents and warrants that each of the following statements is true, correct and complete as of the date hereof which representations and warranties shall survive the Closing, as provided in Section 6.1.

         4.1 EXISTENCE AND GOOD STANDING.

            4.1.1 THE BUYER. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, having full power and authority to own its properties and to carry on its business as conducted. Buyer is duly qualified to transact business and is in good standing in each jurisdiction in which the operation of its business and the ownership of its assets requires it to be so qualified. Buyer is a newly formed limited liability company, organized to acquire the equity interest in the Company and partnership interests in the Partnership and to act as a holding company of those entities from and after the Closing Date. Buyer does not have and has never had any business operations other than operations and activities that are incidental and related to its formation and in preparation of the purchase of its ownership interest in each of the Company and the Partnership. Buyer has no material liabilities or obligations of any nature, whether absolute, accrued, known or unknown, contingent or otherwise, except the liabilities and obligations expressly stated in the Transaction Documents.

            4.1.2 ORGANIZATIONAL DOCUMENTS. Copies of the Company Agreement, Certificate of Limited Liability Company and other organizational documents, effective on or prior to the date hereof, have been delivered to sellers and as delivered are true and complete as of the Closing Date.

            4.1.3 SUBSIDIARIES AND OPERATIONS. Prior to the date hereof, the Buyer has never had any subsidiaries or any business operations and has complied in all material respects with all legal requirements applicable to its organization and existence.

         4.2 AGREEMENT

            4.2.1 AGREEMENT AUTHORIZED. Buyer has the requisite power and authority to execute and deliver this Agreement, the Related Agreements and the other Transaction Documents to which it is a party, as applicable, and perform its obligations herein and therein, and consummate the transactions contemplated hereby and thereby. Buyer has duly executed and delivered this Agreement, the Related Agreements and the other Transaction Documents to which it is a party, and has obtained the necessary authorization in accordance with all applicable laws and its organizational documents to execute and deliver this Agreement, the Related Agreements and other Transaction Documents to which it is a party, and perform its obligations herein and therein and consummate the transactions contemplated hereby and thereby, and such matters do not require notice to, or consent or approval of, any other third party, governmental authority or regulatory agency, except as set forth on SCHEDULE 4.2.1 attached hereto. Each of this Agreement, the Related Agreements and the other Transaction Documents to which it is a party is a valid, legal and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or at equity). The person executing this Agreement, the Related Agreements and the other Transaction Documents to which it is a party on behalf of Buyer has been specifically authorized to do so by all necessary action. No other action will be necessary by Buyer to authorize the execution and delivery of this Agreement, the Related Agreements and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

            4.2.2 NO CONFLICT. Except as set forth in SCHEDULE 4.2.2 attached hereto, neither the execution and delivery of this Agreement, the Related Agreements or the other Transaction Documents to which it is a party, nor the consummation of the transactions contemplated hereby or thereby, (i) violates or conflicts with any provision of the Company Agreement or other organizational documents of Buyer; (ii) conflicts with or violates any provision of any foreign, federal, state or local law, statute, treaty, ordinance, rule, regulation or any order, writ, judgment or decree of any court or other governmental authority to which Buyer or any of its properties or assets may be bound or affected; or (iii) breaches or constitutes grounds for a default (or an event, with notice or lapse of time or both would become a default) under, or gives to others a right of termination, amendment, acceleration, modification or cancellation of, or results in the creation or imposition of (or the obligation to create or impose) any Encumbrance on any of the properties or assets of Buyer pursuant to any note, mortgage, indenture, bond, lease, license, permit, franchise, agreement, contract, undertaking or other instrument to which Buyer is a party or by which Buyer or any of its properties or assets may be bound or affected, in each case which is reasonably likely to have a Material Adverse Effect on Buyer. The execution, delivery and performance of this Agreement, the Related Agreements and the other Transaction Documents to which it is a party, by Buyer does not require the notice to, filing with, consent, approval or action of, any governmental authority or any other third party whatsoever, except as disclosed on SCHEDULE 4.2.2 which is reasonably likely to have a Material Adverse Effect on Buyer.

         4.3 BROKER. No amount is payable by Buyer by way of brokerage fees, finder's commissions or otherwise to any party on account of this Agreement, the Related Agreements, the Transaction Documents or the transactions contemplated hereby or thereby.

         4.4 CAPITALIZATION. All of the Series A Membership Interests and the Caminus Options issuable pursuant to this Agreement, and the Series B Membership Interests issuable upon the exercise of the Caminus Options have been and will be (in the case of the Series B Membership Interests) duly authorized, validly issued and are fully paid and nonassessable (subject only to the requirement to pay the exercise price to exercise the Caminus Options), and were or will be issued free of any preemptive rights. SCHEDULE 4.4 attached hereto sets forth a list of all membership interests, options, warrants and other rights to acquire Membership Interests or other securities of the Buyer issued and outstanding as of the Closing Date. Except as set forth in SCHEDULE 4.4, or otherwise provided in this Agreement, the Service Agreements and as set forth in the Company Agreement, as of the Closing Date there are no options, convertible securities, warrants, agreements, rights, contracts, calls, commitments or demands of any character to which Buyer is a party that either (a) obligates Buyer to grant, issue, redeem, sell or convert any of the Membership Interests, options or other securities of Buyer; (b) obligates Buyer to repurchase, call or otherwise acquire any of the Membership Interests, options or other securities of Buyer;
(c) subjects Buyer to any voting trusts, proxies or other arrangements or understanding; or (d) restricts the sale, assignment or transfer of, or otherwise relates to the ownership or voting interests of the any of the Membership Interests, options or other securities of Buyer (excluding from the foregoing subsections (a), (b), (c) and (d) the conversion rights held by ZAI*NET Software, Inc. exercisable for equity interests in Buyer, as set forth in the Purchase Agreement).

         4.5 TRANSACTION EXPENSES. Buyer agrees to pay the expenses, fees and costs set forth on SCHEDULE 3.6 incurred by any of the Sellers or the Company in connection with the transactions contemplated by this Agreement and the Related Agreements.

         4.6 SCOPE OF REPRESENTATIONS AND WARRANTIES. This Agreement (including any Exhibit or Schedule) and each other document or certificate prepared or delivered by or on behalf of the Buyer and furnished or to be furnished to the Sellers in connection herewith, as of the date hereof, does not contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.

                                    ARTICLE 5

               TRANSACTION DOCUMENTS; DOCUMENT DELIVERY; COVENANTS

         5.1 RELIANCE. The parties acknowledge that the Transaction Documents are being executed, delivered and performed (when applicable) simultaneously with the execution, delivery and performance (when applicable) of this Agreement, and that neither Buyer nor Sellers would have agreed to execute, deliver or perform this Agreement in the absence of the simultaneous execution, delivery and performance (when applicable) of such documents.

         5.2 DOCUMENT DELIVERY. The parties acknowledge and agree that the following documents are being delivered in connection with the Closing:

            5.2.1 the Company Agreement, duly executed by Buyer, the Sellers and the other members of the Buyer; and

            5.2.2 the Related Agreements, duly executed by the respective parties thereto.

         5.3 SELLERS DELIVERY OF DOCUMENTS. The parties acknowledge and Sellers agree that the Sellers are delivering the following documents in connection with the Closing:

            5.3.1 a letter from Mills & Reeve, counsel to the Company and the Sellers to confirm the existence of the Company and similar matters in the form attached hereto as Exhibit C;

            5.3.2 certificate(s) from the Company dated the Closing Date, making certain certifications concerning the articles of association, bye-laws and the absence of breach of the representations, warranties, covenants and agreements herein;

            5.3.3 a duly executed transfer to the Buyer or its nominee of the number of Shares sold by each Seller together with definitive Share certificates (including any corresponding stock powers);

            5.3.4 a power of attorney under which any document is executed on behalf of a Seller;

            5.3.5 any waivers, consents or other documents required to vest in the Buyer the full beneficial ownership of the Shares and enable the Buyer to procure them to be registered in the name of the Buyer or its nominees;

            5.3.6 the certificate of incorporation, common seals, all statutory and minute books (which shall be written up to, but not including the Closing
Date) and share certificate book of the Company together with all unused share certificate forms;

            5.3.7 all deeds and documents relating to the title of the Company to each of its properties; and

            5.3.8 the written resignations of all directors of and the secretary of the Company (other than any person whom the Buyer may wish to remain in office) executed as a deed in the agreed terms.

         5.4 BUYER DELIVERY OF DOCUMENTS. The parties acknowledge and Buyer agrees that the following documents are being delivered by Buyer in connection with the Closing:

            5.4.1 the Transaction Documents, duly executed by the respective parties thereto; and

            5.4.2 certificate(s) or document(s) from the Buyer or the Secretary of State for the State of Delaware, dated the Closing Date, evidencing the good standing of the Buyer and the certification of the representations, warranties, covenants and agreements herein.

         5.5 COVENANT NOT TO COMPETE. Each of the Sellers acknowledge and agree that he is selling and transferring to the Buyer all of his equity ownership interest in the Company (including goodwill) and is entering into a Service Agreement with the Company, and if he were able to compete with the Company in any manner that is proscribed by the Covenant Not to Compete attached hereto as EXHIBIT D, then the Buyer would be deprived of a substantial portion of the goodwill and going concern value sought to be obtained in the Purchase. In consideration of this Agreement and the Service Agreement, and as a means to reasonably protect the intellectual property, confidential and proprietary information of the Company, each Seller, will not directly or indirectly, carry on or be interested in a Competing Business or act as a consultant, employee or officer in any executive, sales, marketing, research or technical support capacity in a Competing Business as set forth more fully in Covenant Not to Compete.

         5.6 DELIVERY OF TRANSACTION DOCUMENTS. The Buyer has delivered copies of all Transaction Documents, on or prior to the date hereof, to the Sellers and as delivered are true and complete as of the Closing Date and are the only material agreements and instruments evidencing the transactions contemplated by the Purchase and the ZAI*NET Purchase and the funding thereof.

                                    ARTICLE 6

                                    INDEMNITY

         6.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AGREEMENTS AND COVENANTS

            6.1.1 SELLERS. Except for the representations and warranties set forth in each of Sections 3.1, 3.2 and 3.3 of this Agreement (as to which survival shall be indefinite) and in Section 3.11 of this Agreement (as to which survival shall extend for the applicable statute of limitations with respect to any Tax liability or other matters that are the subject of an indemnity claim), all representations, warranties, agreements and covenants of the Sellers made hereunder or in connection with the transactions contemplated by this Agreement (including the Exhibits and Schedules attached hereto) shall survive the Closing for a period of ninety
(90) days from the completion date of the fiscal year audit for the first fiscal year and subsequent to April 30, 1998, regardless of any investigation made at any time by or on behalf of any party or of any information any party may have, after which time they shall be null and void and of no effect whatsoever (except as to claims asserted prior to the end of such period, in which case the pertinent representations and warranties shall remain in effect until such claims are fully and finally resolved). Sellers shall indemnify and hold Buyer (or any successor entity) harmless in accordance with the provisions of Section
6.2 hereof.

            6.1.2 BUYER. Except for the representations and warranties set forth in each of Sections 4.1, 4.2.1 and 4.4 (as to which survival shall be indefinite), all representations, warranties, agreements and covenants of Buyer made hereunder or in connection with the transactions contemplated by this Agreement (including the Exhibits and Schedules attached hereto) shall survive the Closing for a period of one (1) year, regardless of any investigation made at any time by or on behalf of any party or of any information any party may have, after which time they shall be null and void and of no effect whatsoever (except as to claims asserted prior to the end of such period, in which case the pertinent representations and warranties shall remain in effect until such claims are fully and finally resolved). Buyer shall indemnify and hold Sellers (or any successor) harmless in accordance with the provisions of Section 6.2 hereof.

         6.2 THE INDEMNITY OBLIGATION. Subject to the provisions of Article 6 hereof, each of Buyer on the one hand and the Sellers on the other hand, including in each case any assignee or successor thereto in accordance with
Section 7.9 herein, and each officer, director, and trustee of any of the foregoing (in such capacity, individually an "INDEMNIFIED PARTY" and collectively the "INDEMNIFIED PARTIES"), shall be indemnified, held harmless and reimbursed by the Sellers or Buyer, as the case may be (in such capacity, individually an "INDEMNIFYING PARTY" and collectively the "INDEMNIFYING PARTIES"), for any and all losses, liabilities, damages, costs and expenses (including, without limitation, reasonable legal fees) (hereinafter "LOSSES"), actually suffered or incurred by such Indemnified Party or Parties, which is incurred as a result of any breach of any representation, warranty, agreement or covenant made in this Agreement (including the Schedules and Exhibits hereto and all instruments and undertakings delivered or made in connection herewith) or any certificate delivered pursuant to this Agreement by the Indemnifying Party or Parties. A breach by the Buyer or Sellers (as the case may be) of any of the terms of this Agreement shall give rise only to an action for damages (which shall be interpreted within English law principles notwithstanding any indication to the contrary) and shall not entitle the Buyer or Sellers (as the case may be) to rescind or repudiate this Agreement. Where the matter or default giving rise to a breach of any representation, warranty, agreement or covenant is reasonably capable of remedy, the breach shall not entitle the Indemnified Party to damages or other compensation unless written notice of the breach is given to the Indemnifying Party and the matter or default is not remedied to the reasonable satisfaction of the Indemnified Party within thirty (30) days after the date on which such notice is served.

         6.3 CLAIMS.

            6.3.1 NOTICE.

           The Indemnified Party shall promptly give the Indemnifying Parties written notice of any matter which it has determined has given rise to a right of indemnification under this Agreement, stating the details of the claim, so far as is known, the amount of the Loss, if known, and method of computation thereof, all with reasonable particularity; provided, however, that the failure of the Indemnified Party to give any notice required to be given hereunder shall not affect the Indemnified Party's right to indemnification hereunder except to the extent any of the Indemnifying Parties from whom such indemnity is sought shall have been actually and materially prejudiced in its ability to defend the claim or action for which such indemnification is sought by reason of such failure.

            6.3.2 THIRD PARTY CLAIM PROCEDURES. The obligations and liabilities of any party under this Section 6.3.2 with respect to Losses arising from claims, assertions, events or proceedings of any third party (including, without limitation, claims by any assignee or successor of the Indemnified Party or any governmental agency), which are subject to the indemnification provided for in this Article 6 ("THIRD PARTY CLAIMS") shall be governed by and be subject to the following additional terms and conditions: if the Indemnified Party shall receive written notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Parties prompt written notice of such Third Party Claim (subject to the proviso in Section 6.3.1 above) and shall permit any of such Indemnifying Parties, at its option, to participate in the defense of such Third Party Claim by counsel of its own choosing and at its expense. If any of the Indemnifying Parties acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Loss (without limitation) that may result from such Third Party Claim, then such Indemnifying Party shall be entitled, at its option, to assume and control the defense against such Third Party Claim at its expense and through counsel of its choice if it gives prompt written notice of its intention to do so to the Indemnified Party unless, in the reasonable opinion of counsel for the Indemnified Party, there is a conflict or a potential conflict of interest between the Indemnified Party and such Indemnifying Party in such action, suit or proceeding, in which event the Indemnified Party shall be entitled to direct the defense with respect to, but only with respect to, those issues as to which such conflict exists. In the event any of the Indemnifying Parties exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnified Party shall, and it shall cause its affiliates to, cooperate with such Indemnifying Party in such defense and make available to such Indemnifying Party all pertinent records, materials and information in their possession or under their control relating thereto as is required by such Indemnifying Party. No Third Party Claim, except the settlement thereof which involves the payment of money only for which the Indemnified Party is fully indemnified (without limitation) by any of the Indemnifying Parties and the unconditional release from all related liability of the Indemnified Party, may be settled by any of the Indemnifying Parties without the written consent of the Indemnified Party. Any settlement of a Third Party Claim by the Indemnified Party without the written consent of any of the Indemnifying Parties shall discharge such Indemnifying Parties from all liability hereunder with respect to the subject matter of such Third Party Claim.

         6.4 LIMITATION ON THE INDEMNIFYING PARTIES' INDEMNIFICATION OBLIGATIONS. The Indemnifying Parties shall have no obligation to provide indemnification pursuant to Section 6.2 hereof except to the extent that the aggregate amount of indemnification to which the Indemnified Party, but for this
Section 6.4, otherwise shall have become entitled hereunder shall exceed One Hundred Thousand Dollars ($100,000.00) (the "BASKET"), in which event the Indemnifying Parties shall be obligated to provide indemnification with respect to all Losses including those that make up the Basket. Notwithstanding the foregoing provisions of this Section 6.4, the Indemnifying Parties are obligated to provide indemnification pursuant to Section 6.2 hereof for all Losses incurred as a result of any breach of or any Third Party Claim arising directly or indirectly with respect to or in connection with the matters referred to in Sections 3.1, 3.2. 3.3 and 3.11 ("EXCLUDED MATTERS"), and Sections 4.1, 4.2.1, 4.4 and 4.5 of this Agreement. Losses referred to in the immediately preceding sentence will be neither subject to nor counted against the Basket.

         6.5 OPTION TO RECOVER MEMBERSHIP INTERESTS OR OPTIONS. With respect to any indemnification obligation for Losses determined to be owing to Buyer from the Sellers, Buyer may, at its option, recover from the Sellers, pro rata with respect to the Shares sold by each of them pursuant hereto, the Equity Consideration and/or Caminus Options issued pursuant hereto. Notwithstanding the foregoing, in the event that Buyer elects to pursue such a remedy, it will first give notice to the Sellers of its intention to recover such interests in the Company, indicating the underlying basis for the indemnification claim and the related amount of Losses. If the Sellers object to the proposed recovery of Equity Consideration and/or Caminus Options set forth in the Buyer's notice in a notice to Buyer to that effect delivered by the Sellers within ten (10) days of Buyer's notice (which notice from the Sellers shall reasonably detail the basis for the Sellers' objection to the indemnification claim or the amount of Losses corresponding thereto), then the recovery of Equity Consideration and/or Caminus Options shall be suspended until the earlier of (a) the parties' mutual agreement as to the recovery of such Equity Consideration and/or Caminus Options in connection with the pertinent claim for indemnification, or (b) the determination by a court of competent jurisdiction as to the propriety of such indemnification claim, the Losses corresponding thereto and Buyer's right to recover Equity Consideration and/or Caminus Options in accordance with this
Section 6.5. The value of Equity Consideration recovered in accordance with this
Section 6.5 shall be based on an assumed aggregate valuation of the entire Equity Consideration equal to Three Million Dollars ($3,000,000), without regard to the actual value of the Equity Consideration as of the date of recovery. The value of such Caminus Options recovered in accordance with this Section 6.5 shall be based on an assumed aggregate valuation of the entire Caminus Options equal to One Million Five Hundred Thousand Dollars ($1,500,000), without regard to the actual value of the Caminus Options as of the date of recovery. Notwithstanding the foregoing, in the event that Buyer elects to recover the Equity Consideration and/or Caminus Options in accordance with this provision, then the Sellers, within ten (10) days of notice of such election, may elect to make cash payment of the indemnification amount, in lieu of permitting Buyer to recover the Equity Consideration and/or Caminus Options, by notice to Buyer to that effect and payment of the indemnification amount to Buyer within such ten
(10) day period.

         6.6 SOLE AND EXCLUSIVE REMEDY. The indemnification obligations specified under this Article 6 shall constitute the sole and exclusive remedies of the Indemnified Party with respect to the matters described in Section 6.1.1 and 6.1.2, respectively. The parties hereto agree that in respect of any matter which may give rise to a liability under this Agreement, such liability shall not be met more than once.

         6.7 INSURANCE RECOVERIES. In computing the amount of any Indemnified Party's Losses with respect to an indemnifiable claim, there shall be deducted the amount of any insurance proceeds actually received, directly or indirectly, by such Indemnified Party with respect to the same facts and circumstances giving rise to the Loss.

         6.8 INDEMNITY LIMITATIONS. Notwithstanding anything contained in this Agreement to the contrary, neither Seller shall be required to indemnify Buyer pursuant to this Agreement to the extent that the aggregate indemnification obligations of such Seller would exceed such Seller's portion of the Cash Consideration, the Equity Consideration and the Caminus Options (the "INDEMNIFICATION CAP"). Further, notwithstanding anything contained in this Agreement to the contrary, neither Seller shall be required to make cash indemnification payments to the extent that the aggregate such payments by such Seller would exceed his portion of the Cash Consideration (exclusive of cash payments elected to be made by such Seller pursuant to Section 6.5 above, in lieu of permitting Buyer to recover Equity Consideration and/or Caminus Options). To the extent that a Seller elects to make a cash indemnification payment pursuant to Section 6.5 above, then the Equity Consideration and/or Caminus Options, as applicable, that were the subject of such election, shall be deducted and removed from the Indemnification Cap, such that Buyer shall not thereafter have recourse to such property pursuant to this Article 6. Notwithstanding the foregoing, the Excluded Matters shall not be subject to the Indemnification Cap.

                                    ARTICLE 7

                                  MISCELLANEOUS

         7.1 ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules attached hereto) together with the Related Agreements and the certificates and other instruments delivered in connection herewith constitutes the entire agreement among the parties and supersedes all prior agreements, representations, warranties, statements and understandings, whether oral or written, with respect to the subject matter hereof, except as specifically set forth in any document signed by all the parties hereto which expressly amends this Agreement.

         7.2 FURTHER ASSURANCES. Each party hereto shall at any time and from time to time following the Closing promptly execute and deliver, or cause to be executed and delivered, to the other parties all such further instruments and take all such further action as may be reasonably necessary or appropriate to confirm or carry out the provisions and intent of this Agreement and the Related Agreements.

         7.3 NOTICES. Any notices or other communications required or permitted hereunder shall be in writing and shall be delivered by personal service, telecopy or certified mail (postage prepaid), to such address as may be designated from time to time by the relevant party, and which initially shall be:

If to the Company:

                         Caminus Energy Limited
                         Caminus House, Castle Park
                         Cambridge, CB3 ORA
                         United Kingdom
                         Telephone No.: 011-44-1223-322-736
                         Telecopy No.: 011-44-1223-301-637
                         Attention: Managing Director

With a copy to:

          GFI Caminus LLC
          c/o GFI Energy Ventures LLC
          12121 Wilshire Boulevard, Suite 1375
          Los Angeles, California  90025
          Telephone No.:  310-442-0542
          Telecopy No.:  310-442-0540
          Attention:  Lawrence D. Gilson

If to the Sellers:

          Dr. Nigel Evans and Dr. Michael Morrison
          c/o Caminus Energy Limited
          Caminus House, Castle Park
          Cambridge, CB3 ORA
          United Kingdom
          Telephone No.:  011-44-1223-322-736
          Telecopy No.:  011-44-1223-301-637

With a copy to:

          Mills & Reeve
          Francis House, 112 Hills Road
          Cambridge CB2 1PH
          United Kingdom
          Telephone No.:  011-44-1223-364-422
          Telecopy No.:  011-44-1223-355-848
          Attention:  Glynne Stanfield, Esq.

If to Buyer:

          GFI Caminus LLC
          c/o GFI Energy Ventures LLC
          12121 Wilshire Boulevard, Suite 1375
          Los Angeles, California  90025
          Telephone No.:  310-442-0542
          Telecopy No.:  310-442-0540
          Attention:  Lawrence D. Gilson

With a copy to:

          Irell & Manella LLP
          333 South Hope Street, Suite 3300
          Los Angeles, California  90071
          Telephone No.:  213-620-1555
          Telecopy No.:  213-229-0515
          Attention:  Anthony T. Iler, Esq.

With a copy to:

          Oaktree Capital Management LLC
          550 S. Hope Street, 22nd Floor
          Los Angeles, California 90071
          Telephone No.: 213-614-0900
          Telecopy No.: 213-694-1593
          Attention: Christopher S. Brothers

         Any notice sent by certified mail shall be deemed to have been given five (5) days after the date on which it is mailed. If notice is given by telecopy, notice shall be deemed given when such notice is transmitted to the appropriate telecopy numbers specified in this Section 7.3. Notice by personal service shall be deemed given when received.

         7.4 GOVERNING LAW AND SUBMISSION TO JURISDICTION. This Agreement shall be governed by English law applicable to contracts executed and wholly performed therein, without giving effect to the conflict of laws provisions thereof. Each of the parties hereby consents to the non-exclusive jurisdiction of the High Court of Justice in England and Wales. Each party hereby waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court and to personal service of any and all process upon it, and consents to any such service of process made in the manner provided herein for the giving of notices under this Agreement.

         7.5 EXHIBITS AND SCHEDULES. All Exhibits annexed hereto, and all Schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

         7.6 CAPTIONS. All section titles or captions contained in this Agreement or in any Schedule or Exhibit annexed hereto or referred to herein are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

         7.7 SEVERABILITY. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or enforceable in any respect; provided, however, that if such invalidity, illegality or unenforceability shall have Material Adverse Effect on the transactions contemplated by this Agreement such that the intent of this Agreement will not be achieved, the aggrieved party which shall be materially and adversely affected thereby may terminate this Agreement and abandon the transactions contemplated hereby by giving notice to the other parties at any time prior to the Closing Date.

         7.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts which together shall be one and the same instrument.

         7.9 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns; provided, however, a party may not assign an indemnification claim pursuant to Article 6 hereof, without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Notwithstanding the foregoing to the contrary, Buyer shall be entitled to assign an interest in this Agreement (including claims pursuant to Article 6) in connection with any merger, sale, consolidation or other disposition of the Company or all or substantially all of Buyer's interest therein.

         7.10 WAIVERS STRICTLY CONSTRUED. With regard to any power, remedy or right provided herein or otherwise available to any party hereunder no waiver or extension of time shall be effective unless expressly contained in a writing signed by the waiving party; and no alteration, modification or impairment shall be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

         7.11 NUMBER, GENDER AND CONNECTION OF PERSONS. Throughout this Agreement, as the context may require, the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; the singular tense and number includes the plural, and the plural tense and number includes the singular; the past tense includes the present, and the present tense includes the past; references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and periods of days, weeks or month mean calendar days, weeks or months. A person shall be deemed to be connected with another if that person is connected with another within the meaning of Section 839 of the Taxes Act.

         7.12 RTPA. To the extent that any provision of this Agreement, or any other arrangement of which it forms part, is a restriction or information provision for the purposes of the RTPA by virtue of which this Agreement or any such arrangement is registrable under the RTPA, no such restriction or provision shall take effect until the day after particulars of this Agreement or, as the case may be, that arrangement, have been furnished to the Director General of Fair Trading in accordance with the RTPA.

         7.13 STATUTORY UPDATE. In this Agreement, except where the context otherwise requires, a reference to a statute or statutory provision shall include a reference to such statute or provision as from time to time consolidated, modified, amended, re-enacted or replaced by any subsequent statute or statutory provision, to any repealed statute or statutory provision which it re-enacts (with or without modification) and any subordinate legislation made under the relevant statute; provided, however, that any statutory update as set forth in this Section 7.13 shall not apply to Articles 3 and 4 of this Agreement and any reference to a statute or statutory provision in Articles 3 and 4 of this Agreement are references to such statute in effect as of the Closing Date.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.



                              Caminus Energy Limited

                              By:              /s/ Nigel L. Evans
                                   -----------------------------------------
                              Name:           Dr. Nigel L. Evans, Ph.D.
                                   -----------------------------------------
                              Its:            Chief Executive Officer
                                   -----------------------------------------

                              Dr.  Nigel L. Evans, Ph.D.
                              /s/  Nigel L. Evans
                                   -----------------------------------------
                              Dr.  Michael B. Morrison, Ph.D.
                              /s/  Michael B. Morrison
                                   -----------------------------------------

                              GFI  Caminus LLC

                              By:              /s/ Lawrence D. Gilson
                                   -----------------------------------------
                              Name:           Lawrence D. Gilson
                                   -----------------------------------------
                              Its:            President
                                   -----------------------------------------

                                LIST OF EXHIBITS

Exhibit A               -      Form of Service Agreement
Exhibit B               -      Form of Company Agreement
Exhibit C               -      Form of  Letter
Exhibit D               -      Form of Covenant Not to Compete

                                LIST OF SCHEDULES

Schedule 2.6            -      Distributions to Sellers
Schedule 3.2            -      Issued Share Capital
Schedule 3.5            -      Accrued and Other Liabilities
Schedule 3.6            -      Transaction Expenses
Schedule 3.7            -      Material Contracts
Schedule 3.8            -      Intellectual Property
Schedule 3.9            -      Insurance Policies
Schedule 3.10.2         -      Employment Agreements
Schedule 3.12           -      Bank Accounts
Schedule 3.16           -      Litigation
Schedule 3.18           -      Real Property Leases
Schedule 3.20           -      Undisclosed Liabilities
Schedule 4.2.1          -      Governmental Notices and Regulatory Approval
Schedule 4.2.2          -      Required Consents
Schedule 4.4            -      Outstanding Securities